

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

February 6, 2023

Ramzi Haidamus
Chief Executive Officer
PepperLime Health Acquisition Corp
548 Market Street, Suite 97425
San Francisco, CA 94104

      Re: PepperLime Health Acquisition Corp
          Form 10-K for the fiscal year ended December 31, 2021
          Filed March 17, 2022
          File No. 001-40915

Dear Ramzi Haidamus:

      We have completed our review of your filing. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

              Sincerely,

              Division of Corporation Finance
              Office of Real Estate & Construction